May 14, 2025

Shelley Detwiller DiGiacomo
Partner, Engelman Berger, P.C.
CLS Holdings USA, Inc.
516 S. 4th Street
Las Vegas, NV 89101

       Re: CLS Holdings USA, Inc.
           Schedule 13E-3 filed May 1, 2025
           File No. 005-89292
           Preliminary Proxy Statement filed May 1, 2025
           File No. 000-55546
Dear Shelley Detwiller DiGiacomo:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed May 1, 2025
General

1. Please correct the reference to "Section 12(g)(4)(a)(2) of the Exchange Ace (sic)" to
       Section 12(g)(4), or advise.
2. For "Item 1. Summary Term Sheet," please provide a cross-reference to the more substantial disclosure found in the proxy statement under "Summary of Material
       Terms of Reverse Stock Split and Related Transactions."
3.     Regarding Houlihan Capital's opinion, attached to the Schedule 13E-3 as
Exhibit 99.2,
       we note the reference to the Company intending to "enter into a business combination with the purpose of taking the Company private in a reverse merger," which sounds as though it constitutes something other than the reverse stock split that is extensively described in the proxy statement. We also note that the capitalized term "Transaction"
       is not defined in the Houlihan Capital opinion. With a view toward revised disclosure,
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Page 2

       please advise.
4. Please include the legend required by Rule 13e-3(e)(1)(iii). Preliminary Proxy Statement filed May 1, 2025
General

5. Please be advised that the Schedule 13E-3 and definitive proxy statement, once finalized, must be disseminated to stockholders no later than 20 days prior to the
       Special Meeting. See Rule 13e-3(f)(1)(i).
6. We note the reference to June 30, 2025, in the notice to stockholders. Please correct such reference to June 23, 2025, or advise.
7. We note that the Company's disclosure addresses the fairness of the going-private transaction to the Company's shareholders at large, rather than to the Company's
       "unaffiliated security holders," the latter of which is what Schedule 13E-3 requires.
       See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. Please revise to address fairness as to unaffiliated security holders.
8.     Please mark the proxy card as preliminary. See Rule 14a-6(e)(1).
9. Please revise the formatting of the proxy card so as to provide voting boxes with respect to Proposal 1.
10.    The meaning of the following instruction on the proxy card is unclear:
"Please
       indicate if you wish to view meeting materials electronically via the Internet rather than receiving a hard copy. Please note that you will continue to receive a proxy card for voting purposes only." Please delete such instruction, or advise. General Information, page 1

11. We note the disclosure on pages 1 and 2 regarding broker non-votes. It is our understanding that broker non-votes can occur only in a situation in which a broker votes on one (routine) proposal but not another. Because only one proposal is being put to a vote at the Special Meeting, it is unclear how broker non-votes could occur.
       Please revise to clarify that point, or advise. Relatedly, assuming it to be true, please ensure that the disclosure clearly conveys that the vote required for approval of the proposal is a majority of votes cast. In other words, assuming that a quorum (majority of outstanding shares) is present, the proposal will be approved if the number of "For"
       votes exceeds the combined number of "Against" and "Abstain" votes, such that, in theory at least, as little as just over 25% of outstanding shares is needed to approve the proposal.
Special Factors, page 7

12. We note the following disclosure on page 7: "The Company expects to pay such transaction costs and consideration for such fractional share interests from existing cash reserves and loans. The Company has not yet negotiated the terms of any such loans." Please disclose additional detail regarding such potential loans, including expected timing. Please also disclose whether existing cash reserves are sufficient to fund the entirety of the estimated $1.7 million of transaction costs. Please confirm the
 May 14, 2025
Page 3

       Company's understanding that material changes to Item 1007 disclosure must be filed and disseminated promptly. See Rules 13e-3(d)(2) and 13e-f(1)(iii).
13. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c),
       (d) and (e) of Item 1014 are generally relevant to each filing person s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item
       1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-
       17719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv), and (v) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Board.
Deliberations of the Independent Committee, page 10

14. We note the reference in the third paragraph on page 10 to "two firms" submitting bids to the Independent Committee and then the reference in the following paragraph to the Independent Committee reviewing the bids from "three firms." With a view toward revised disclosure, please explain the discrepancy.
15. We note the references in this section to Houlihan's presentation to the Board. Please file such presentation as an exhibit to the Schedule 13E-3 and furnish a robust summary of such presentation in the proxy statement. Such summary should include a detailed description of the valuation analyses. See Items 9 and 16 of
Schedule 13E-3
       and Items 1015 and 1016 of Regulation M-A.
16. Please confirm, if true, and make clear in the disclosure, that all officers and directors, including Mr. Glashow, will be fully cashed out as a result of the transaction, as each of their shareholdings is well below the 4,000,000 share threshold.
17. Please disclose the "management-provided financial projections for the fiscal years ended May 31, 2025 through May 31, 2027" referred to in connection with Houlihan's investigation. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.
18. Please disclose additional detail regarding (i) the operating agreements and (ii)
       "documents related to sixteen promissory notes," each referred to in the list of information reviewed by Houlihan.
Company Information, page 15

19. We note that Mr. Koretsky has an ownership stake of 48.6% in the Company, yet he is mentioned only in the beneficial ownership table and nowhere else in the filing. With a view toward revised disclosure, please advise as to whether Mr. Koretsky had any influence over the going-private transaction and how the Company analyzed his potential status as an affiliate engaged in the Rule 13e-3 transaction.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.
 May 14, 2025
Page 4



               Sincerely,

               Division of Corporation Finance
               Office of Mergers and Acquisitions